Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at September 8, 2014

The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. and its wholly-owned subsidiary QTM Extraction Ltd. (collectively “Quest” or the “Corporation”) covers the three and nine-month periods ended July 31, 2014, unless otherwise noted. It should be read in conjunction with the audited consolidated financial statements and related notes as at and for the year ended October 31, 2013 and the condensed interim consolidated financial statements for the three and nine-month periods ended July 31, 2014.

The condensed interim consolidated financial statements for the three and nine-month periods ended July 31, 2014 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2013 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in Canadian dollars unless otherwise noted.

Forward-Looking Statements

Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Corporation’s Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described under the heading “Risk Factors” in the Corporation’s Annual Information Form and the Amended and Restated Annual Information Form for the fiscal year ended October 31, 2013, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.

CORPORATE OVERVIEW

Quest is a Canadian exploration and development company focused on the development of its important Strange Lake REE deposit in northeastern Québec, the identification and discovery of new REE deposit opportunities, and the engineering and construction of a processing facility in southern Québec.

Quest’s objective is to become a major stable global supplier of rare earth products. It has a preliminary agreement for the supply of zirconium product, and is continuing discussions with major industrial users of REE in Europe and North America. Quest is poised to establish a major new North American industrial sector of global importance, able to address the chronic HREE+Yttrium (HREE+Y) supply deficit over a long period of time.

RECENT DEVELOPMENTS

On July 17, 2014, Quest closed a prospectus offering where Quest issued 11,025,485 units at a price of $0.27 per unit, for gross proceeds to Quest of approximately $3 million. Each unit is comprised of one common share and one common share purchase warrant of Quest. Each warrant entitles its holder to purchase one additional Quest common share at a price of $0.40 for 36 months from the closing date of the offering. The net proceeds from the offering will be used by Quest primarily toward a feasibility study on its Strange Lake rare earth project in northeastern Québec, and for working capital.

The warrants issued by Quest will trade on the Toronto Stock Exchange under the stock symbol “QRM.WT”. Quest’s common shares are listed on the Toronto Stock Exchange and NYSE MKT.

The offering was completed through a syndicate of agents co-led by GMP Securities L.P. and Desjardins Securities Inc. and including Maison Placements Canada Inc. and Jones, Gable & Company Limited.

Exploration Strategy

The Corporation’s 2009 exploration program led to the discovery of a major new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate in April 2011. The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. Quest believes Strange Lake has the potential to be one of the world’s largest and highest-grade heavy rare earth (HREE) mining projects.

Strange Lake Rare Earth Project, Québec

The Strange Lake property comprises a total of 294 claims all located in Québec. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine (Figure 1), covers an area of 13,333 hectares. During the three and nine-month periods ended July 31, 2014, 210 claims covering 9,147 hectares were allowed to lapse as the Corporation continues to focus its activities on the main area of interest on the property. The project area is accessible by fixed-wing aircraft or helicopter from Schefferville, Québec, or from Nain or Happy Valley-Goose Bay, Newfoundland and Labrador. Vale’s nickel-copper mine at Voisey’s Bay is the closest mine, located approximately 125 km east of Strange Lake, on the Labrador coast. Exploration work on the Strange Lake Project has been focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional REE showings identified by Quest crews on the property.

Quest’s exploration strategy combines prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation also believes in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production. In support of the Strange Lake development project work, Quest is currently in the process of building a rare earth and rare metal mine development team.

Further Operational Improvements and Industry Partnerships

Quest has identified and continues to work toward the implementation of a number of additional operational improvements to the base case assumptions presented by the PEA filed in April 2014, which are intended to further reduce project capital and operating costs and increase product yields.

Strategic Business Plans

The PEA assumes that Quest will execute and operate all aspects of the Strange Lake project within a single corporation. However, Quest recognizes that there may be certain financial advantages to structuring the project in separate corporate entities. These entities would include a mining company, a transport and logistics company, a materials-processing company and a separation and refining company, either as wholly-owned subsidiaries of Quest or as joint ventures with industrial partners. There are a number of potential advantages to such an arrangement, including the opportunity to partner with specialized processing or transportation and logistics providers.

Figure 1 – Property Location Map, George River Area Projects, Québec and Newfoundland and Labrador

Process Improvements

On September 4, 2014, Quest announced the results for the production of a high purity rare earth and yttrium oxide concentrate from its new and substantially improved process flowsheet outlined in the April PEA press release for the Strange Lake Project.

The mixed rare earth oxide was produced as part of Quest’s ongoing metallurgical testing program at SGS Mineral Services – Lakefield site (SGS), and represents the successful completion of the majority of the bench scale testing for the improved process.

Presented in Table 1 below is the analysis of the mixed oxide from SGS. The analysis was confirmed by a highly reputed third party laboratory, Activation Laboratories Ltd. The mixed oxide contained 98.4% total rare earth oxide (TREO), of which approximately 37% is heavy rare earth oxide (HREO). HREO content is a function of the HREO distribution in the mineral sample that was fed through the process. According to Quest’s production plan, higher HREO content mineralized material will be processed in the first 23 years of production, with about 45% HREO expected in the final product mix.

Table 1 – Composition of the mixed rare earth oxide produced in recent process testing (SGS Analysis)

Oxide	La2O3	CeO2	Pr6O11	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb4O7	Dy2O3
Analysis	13.20%	30.62%	3.33%	12.00%	1.95%	0.14%	2.70%	0.55%	3.64%

Oxide	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3	TREO*	LREO**	HREO***
Analysis	0.78%	2.34%	0.33%	1.82%	0.24%	24.80%	98.40%	61.10%	37.30%

(*) – Total Rare Earth Oxides (TREO+Y) include: La2O3, CeO2, Pr6O11, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb4O7, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3 and Y2O3.

(**) – Light Rare Earth Oxides (LREO) include: La2O3, CeO2, Pr6O11, Nd2O3 and Sm2O3.

(***) – Heavy Rare Earth Oxides (HREO+Y) include: Eu2O3, Gd2O3, Tb4O7, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3 and Y2O3.

Industry Partnerships

Quest has begun discussions aimed toward establishing an industry partnership with rare earth separation/refining companies. Quest would acquire separation technology and the related intellectual property and the partner in return would assist in the process of building the separation facility at Bécancour. The PEA assumes that a separation plant is built at the same time as the metallurgical plant.

In the event that all of these potential plans are successfully executed, the initial Quest capital requirement could be reduced to just under $1 billion.

In addition, the development plan is sufficiently flexible to allow for expansion of production capacity to meet future rare earth supply demand.

Process Summary

The substantially improved process flowsheet developed and tested at SGS to produce the mixed rare earth oxide concentrate, which will form the feed to the rare earth separation plant, included the following process steps:

•

Beneficiation (flotation), which reduced the mass of material treated by approximately 50%, and results in smaller process plant footprint at Bécancour and reduced energy requirements when compared to the 2013 PFS flowsheet

•

Selective sulphation roasting and leaching, which targets recovery of REE+Y to solution, with minimum recovery of impurity elements, including Al, Fe, and Zr (they mostly remain in residue). The selective sulphation process greatly reduces acid consumption and drastically improves the quality of the leach solution, leading to reduced operating costs and allows for a simplified process flowsheet

•	Impurity removal, which precipitates residual impurities from the leach solution

•	Crude concentrate precipitation, which precipitates REE+Y from the leach solution

•	Final mixed concentrate production, which includes re-leach of the crude concentrate and final purification steps before producing a high purity mixed rare earth concentrate

Beneficiation

The beneficiation process is a simple flotation circuit that operates at close to ambient temperature, and uses commercially available chemicals. Approximately 50% of mass can be rejected with rare earth recoveries of about 90%. The opportunity to raise waste rock mass rejection and potentially further decrease the size of the Bécancour Process Plant, as well as lower the logistics costs associated with transportation of flotation concentrate is currently under evaluation.

Hydrometallurgy

Quest’s improved hydrometallurgical process can produce a high purity mixed rare earth oxide without technically complex, risky and costly solvent extraction circuits. The key step in the new process is the selective thermal sulphation. By careful control of key process parameters, the recovery of REE to solution can be maximized while Al, Fe, Zr and other impurities are rendered insoluble, and the acid level of the leach solution is minimized. High levels of acid and impurities in solution represent a major technical and economic challenge for many projects. By leaving the impurities behind in the leached residue and minimizing free acid in the leach solution, the flowsheet is dramatically simplified – with reductions in acid consumption, neutralizing agent consumption, process plant footprint, energy consumption and the quantity and quality of residue for disposal. Also of note is the fact that silica in Quest’s minerals is not attacked by sulphuric acid, resulting in straightforward liquid solid separation steps.

REE recovery from flotation concentrate to leach solution is approximately 87% in the new process.

Following sulphation and water leaching, the remaining process steps include precipitation and filtration stages using customary equipment and relatively low cost reagents. Impurities are selectively precipitated from solution with minimal REE losses. A crude rare earth concentrate is produced by precipitation. The crude concentrate is then purified to produce the final mixed rare earth concentrate feed to the separation plant.

The final precipitation of the high purity mixed rare earth concentrate uses oxalic acid, which precipitates the rare earths as oxalates. The mixed rare earth oxalate is calcined to produce the high purity oxide. Options to further improve the purity of the mixed rare earth concentrate are being evaluated.

Ongoing and Future Metallurgical Programs

Quest is continuing to optimize the process flow sheet and evaluate opportunities for improvement in the beneficiation and hydrometallurgical processing stages. Ongoing and further metallurgical work includes the following:

•

Continued evaluation of sensor-based ore sorting (radiometric, photometric) at Helmholtz Institute in Freiberg, Germany (evaluating potential of sensor based ore sorting as the first step in mass reduction)

•

Optimization of the flotation circuit and evaluation of reduced mass pull (which may further decrease the size of the Bécancour, Québec processing plant, and offer potential reductions in CAPEX and OPEX)

•	Mini-pilot plant operation of the hydrometallurgical circuit at SGS to confirm results of bench scale program and optimize operating parameters

•	Beneficiation piloting (for sensor based sorting and or flotation circuits)

•	Full scale integrated piloting

Expenditures by Material Component

For the nine-month period ended July 31, 2014, Quest had incurred a total of $4,756,193 in exploration expenditures on the Québec Strange Lake Project compared to $12,505,109 for the nine-month period ended July 31, 2013. The following table breaks down the capitalized expenditures by its material components.

	2014	2013
Geophysical Surveys	$540	$72,742
Geological Surveys	$161,308	$295,388
Drilling	$153,400	$117,873
Prefeasibility Studies	$2,641,042	$9,617,715
Feasibility Studies	$98,776	$599,810
Metallurgical Work	$939,980	$1,295,216
Environmental & Permitting	$536,879	$316,910
Other	$224,268	$189,455

Total	$4,756,193	$12,505,109

Exploration Activities

Current Exploration Work

Quest has filed an assessment report on its B-Zone Rare Earth Deposit at Strange Lake with the Québec government authorities.

Future Exploration Work

Planning for a small exploratory diamond drill program and the mechanical stripping, washing, geological mapping and channel or blast sampling of high grade surface mineralization of the B-Zone is being undertaken. Requests for permitting have been sent to various Quebec Ministries. This program will be conducted between late August and late September 2014. The diamond drilling program will test new mineralization intersected approximately 1.5 km southwest of the B Zone Deposit.

Misery Lake Rare Earth Project, Québec

The Misery Lake Property consists of a single claim block comprising 170 claims located in Québec. The property is located 120 km south of the Strange Lake Project and covers a total of 8,334 hectares. During the three and nine-month periods ended July 31, 2014, nil and 754 claims respectively covering nil and 36,522 hectares respectively were allowed to lapse as the Corporation continues to focus its activities on the main area of interest on the property. The rare earth potential of the Misery Lake area was first recognized by Quest in August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. The Misery Lake property geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work Activities

In July 2014, Quest announced the drill results from the 2014 winter drill program at its Misery Lake Project. The property is located 120 km south of Quest’s Strange Lake rare earth development project. The drill holes intersected strong REE mineralization containing significant concentrations of the element scandium from a new area of mineralization, called the “Boulder Zone” at the northeastern corner of the property.

The Misery Lake drill program commenced on March 30, 2014 and was completed on April 20, 2014. A total of 7 holes were drilled for 1,437 meters (Table 2, Figure 2). A new mineralized zone, the “Boulder Zone”, was traced back to its bedrock source from a previously-identified 7-km long, 0650-trending rare earth element (REE) mineralized boulder field (Figure 3). The zone was intersected in three drillholes (ML14026, ML14028 and ML14029) over an east-west strike length of 200 m and vertically to 200 m (Figure 4). Quest has yet to confirm the dip of the new zone but early indications are that it is sub-vertical to steeply south-dipping and open along strike in both directions and at depth. Mineralized core intersections of between 27.6 m and 199.69 m were returned from the drilling. Best assays returned 1.48% total rare earth oxides plus yttrium (TREO+Y(1)) over 62.8 m (drillhole ML14026) including 1.72% TREO+Y(1) over 27.6 m. The drilling results also returned important levels of scandium oxide (Sc2O3 ) between 0.0235% to 0.0351% (235 to 351 grams/tonne Sc2O3) over the drilled intervals. Highlights of the results, which are interpreted to be apparent thickness, are shown in Table 1 and the location of the drillholes is presented in Table 2 in NAD 83, Zone 20N projection.

Table 1: Winter Diamond Drill Results, Misery Lake Project, Québec

Hole ID	From m	To m	Thickness m	TREO+Y(1) %	LREO(2) %	HREO+Y(3) %	HREO+Y/ TREO+Y	Sc2O3%
ML14026	14.77	182.60	167.83	1.1760	1.0013	0.1747	14.86	0.0262
ML14026	14.77	42.40	27.63	1.7206	1.4686	0.2521	14.65	0.0351
ML14026	14.77	77.55	62.78	1.4779	1.2607	0.2172	14.70	0.0304
ML14028	13.22	212.91	199.69	1.0800	0.9178	0.1621	15.01	0.0235
ML14028	13.22	91.14	77.92	1.4065	1.1977	0.2088	14.85	0.0280
ML14029	13.35	93.40	80.05	1.3353	1.1362	0.1991	14.91	0.0286
ML14030	177.00	183.04	6.04	1.1442	0.9632	0.1810	15.82	0.0319

(1)—Total	Rare Earth Oxides (TREO+Y) include: La2O3, CeO2, Pr6O11, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb4O7, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3 and Y2O3.
(2)—Light	Rare Earth Oxides (LREO) include: La2O3, CeO2, Pr6O11, Nd2O3 and Sm2O3.
(3)—Heavy	Rare Earth Oxides (HREO+Y) include: Eu2O3, Gd2O3, Tb4O7, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3 and Y2O3.

Table 2: Winter Diamond Drillhole Location Table, Misery Lake Project, Québec

HOLE-ID	Easting	Northing	Elevation m	Depth m	Dip	Az
ML14024	442988	6134135	475	223.83	-90	0
ML14025	442988	6234135	475	215.74	-90	0
ML14026	443385	6134423	518	204.00	-90	0
ML14027	443572	6134485	475	178.11	-90	0
ML14028	443484	6134401	518	227.60	-90	0
ML14029	443302	6134490	518	213.00	-70	180
ML14030	441582	6134253	525	197.33	-90	0

About Scandium

Scandium, with atomic number 21 and an atomic weight of 44.95 on the Periodic Table of Elements, is used in solid oxide fuel cells, high-strength aluminum alloys, electronics, high-intensity discharge (HID) lighting and lasers in research. When alloyed with aluminum (as little as 0.5%), scandium improves durability, weldability, corrosion resistance, and malleability. Highly-durable “superalloys” are usually made of aluminum and up to 2% scandium; they exhibit the highest strength-to-weight ratio compared to other similar alloys and have been relied on for use in Russian MiG aircraft and in the Mir space station. Airbus uses aluminum-scandium alloys for its aircraft for significant weight and operational cost savings; the U.S. Navy is also planning to use these superalloys in its new generation of vessels. Scandium stabilizes zirconia cathodes in solid oxide fuel cells to provide the highest level of ionic conductivity, making it possible to generate power and heat at lower cost in the long term. The current price of the metal oxide from estimates published by USGS indicates that scandium oxide trades at approximately US $3,700/kg for 99.99% purity.

Figure 2 – 2014 Drillhole Location Map on Ground Magnetics Base, Misery Lake Project, Québec

Figure 3 – Property Geology Map, Misery Lake Project, Québec

Figure 4 – Drilling Cross-section with Intersection Assays on a Magnetics Base, Misery Lake Project, Québec

Misery Lake Geology & Geophysics

The Misery Lake property is dominated by a six-km diameter, circular intrusion comprising of multiple concentric rings of varying types of syenite and other minor units such as syenitic pegmatite. This intrusive complex exhibits gradational contacts with the host Mistastin Batholith, which comprises predominantly rapakivi granite in the Misery Lake area.

Quest completed a high-resolution ground magnetic survey at Misery Lake in the winter of 2013, which allowed continuous data collection over the entire property. This ground magnetics survey revealed that the circular magnetic features in both the outer and inner rings are in fact each multiple rings rather than a singular rings, suggesting repetitive stages of differentiation and magmatic intrusion. This survey provided increased resolution to earlier airborne data collected from the property that allowed the identification of multiple east-west oriented, cross-cutting magnetic features that were previously unknown. Most importantly, as described below, a possible source for the REE-mineralized boulders was identified.

Expenditures by Material Component

For the nine-month period ended July 31, 2014, Quest had incurred a total of $1,099,942 in exploration expenditures on the Québec Misery Lake Project compared to $548,030 for the nine-month period ended July 31, 2013. The following table breaks down the capitalized expenditures by its material components.

	2014	2013
Geophysical Surveys	—	$257,974
Geological Surveys	$12,221	$113,982
Drilling	$1,002,125	$57,509
Other	$85,596	$118,565

Total	$1,099,942	$548,030

2014 Exploration Drilling Program

In late March 2014, Quest mobilized a crew to its Misery Lake camp to prepare for a winter drilling program. The purpose of this drilling campaign was to define possible sources of an REE-mineralized boulder train. One of the key findings from prospecting and mapping over the course of Quest’s surface exploration programs has been the identification of a prominent REE-mineralized ferrosyenite boulder train. This boulder train, which has been extensively sampled over a distance of 7 km (Figure 3) comprises predominantly angular to sub-rounded, small (<10 cm) to large (>2 m) moderate-to-strongly magnetic ferrosyenite. Quest used the known ice direction and the very discrete nature of this boulder trend parallel to the glacial direction to postulate that an unusual east-west trending and cross-cutting magnetic feature may be the source of the ferrosyenite boulders and planned several holes in the 2014 drilling program to test this hypothesis. The magnetic feature is directly down ice of the boulder field.

Drilling successfully intersected well-mineralized ferrosyenite and fayalite syenite while drill testing the cross-cutting magnetic feature described above. By comparing the TREO+Y, iron oxide (Fe2O3), Sc2O3 (Table 3) and other metal grades from the boulders*, against the upper 10 meters** of core from ML14026, ML14028 and ML14029, it is clear that they are very similar. The textures of the boulders and core are very similar, with drillcore commonly presenting higher values than the boulders.

The implications of these results are significant because they allow Quest to employ a new exploration model for the discovery of additional REE+Y+Sc mineralized zones in future exploration programs on the property. ML14030, which was drilled to the west on a possible continuation of the previously-described magnetic feature, intersected strongly REE mineralized ferrosyenite at depth over a narrower thickness. This suggests to Quest that east-west magnetic features may represent a significant and untested target type at Misery Lake (Figure 5).

Figure 5 – Future East-West Exploration Target Location Map, Misery Lake Project, Québec

Table 3 – Comparison Chart Showing Boulder and Drill Sampling Results, Boulder Zone, Misery Lake Project, Québec

Type	Boulders	ML14026	% Diff	ML14028	% Diff	ML14029	% Diff
TREO+Y (%)	1.395	1.667	19.50	1.465	5.02	1.527	9.46
Fe2O3 Total (%)	33.85	37.99	12.23	35.39	4.55	39.57	16.89
Sc2O3 (%)	0.0339	0.0344	1.69	0.0289	14.75	0.0316	6.73

*	based on 44 boulders
**	based on upper 10 m of core

Alterra – Strange Lake Option Property Agreement, Newfoundland and Labrador

The property comprises 30 claims covering 750 hectares contiguous to the east of Quest’s Strange Lake Project. Quest initiated negotiations in 2010 to acquire a participation in this rare earth property adjacent to Strange Lake. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence.

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Labrador.

Under the terms of the exploration and option agreement, Quest can earn a 50% undivided working interest in the 30 claims by issuing an aggregate of 80,000 common shares of Quest to Alterra and by incurring mining exploration expenditures of $500,000 in the aggregate, both over a period of three years. Further, upon completing all of the payments mentioned above, Quest has an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

On November 7, 2012, the Corporation entered into an agreement with Search and Alterra under which the Corporation agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra in order to earn its 50% undivided working interest. As a result, the Corporation has acquired a 50% undivided working interest in the claims.

During the year ended October 31, 2013, the Corporation did not exercise its option under the exploration and option agreement to earn an additional 15% undivided interest in the working claims and as a result, this option has now lapsed.

Current Work and Future Exploration Activities

As at July 31, 2014 a 50:50 joint venture with Search and Alterra had not been formed. Discussions with Search Minerals Inc. are ongoing.

Project Evaluation and Project Development (PE&PD), Rare Metals – Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland and Labrador

In December 2012, Quest made a strategic decision to add new rare metals to its existing commodity project portfolio. Quest’s goal is to identify and generate new, world-class projects for molybdenum (Mo), tungsten (W), antimony (Sb), lithium (Li), tin (Sn), indium (In), tantalum (Ta), germanium (Ge) and gallium (Ga). Quest has acquired several government and private geological databases for all eastern Canada. Assessment of exploration data for Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland and Labrador were used to identify exploration targets for field evaluation.

New Brunswick, Nova Scotia and Newfoundland PE & PD

Some data compilation work continued during this quarter. A property evaluation is scheduled during early October in New-Brunswick.

Qualified Person

Mr. Pierre Guay, P. Geo., is the qualified person on the exploration projects presented in this MD&A under National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for the technical contents of this report and has approved the disclosure of the technical information contained herein.

Summary of Quarterly Results

The following table presents unaudited selected financial information for the eight most recently completed financial quarters:

	Year ended October 31, 2014			Year ended October 31, 2013				October 31, 2012
	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $
Revenues	—	—	—	—	—	—	—	43
Net loss and total comprehensive loss	(725,047)	(713,915)	(969,708)	(834,250)	(1,178,527)	(1,042,041)	(927,071)	(1,153,597)
Basic and fully diluted net income (loss) per share	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)

The Corporation has no intention of paying dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.

Quarter ended July 31, 2014 compared with the quarter ended July 31, 2013

The Corporation’s cash is deposited with major Canadian chartered banks and financial institutions and is held in highly-liquid investments. As at July 31, 2014, the Corporation had a total of $3,617,412 in cash and cash equivalents compared to $11,230,797 in cash and cash equivalents and investments held-to-maturity as at July 31, 2013.

Expenses for the quarter ended July 31, 2014, as detailed in the Interim Consolidated Statements of Comprehensive Loss, totaled $696,691 as compared to $1,256,085 for the quarter ended July 31, 2013.

For the quarter ended July 31, 2014, the Corporation reported a net loss of $725,047 as compared to a net loss of $1,178,527 for the quarter ended July 31, 2013. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, investor relations and administration expenses totaled $686,752 (2013—$718,706). The decrease of $31,954 related to the following variations:

•	Professional fees decreased by $65,905 to $72,124 for the quarter ended July 31, 2014 (2013 – $138,029) and related lower legal and consulting fees incurred during the quarter.

•

Investor relations expenses totaled $199,748 compared to $259,908 for the quarter ended July 31, 2013. The main components of this net decrease of $60,160, as detailed in note 6 to the condensed interim consolidated financial statements related mainly to higher printing and filing costs, investor relations, listing and stock transfer fees offset by reductions in annual meeting and conference expenses, salaries and other employee benefits, meetings, and advertising expenses.

•

Administration expenses increased by $94,111 to $414,880 for the quarter ended July 31, 2014 (2013 – $320,769). The main components of this variation, as detailed in note 6 to the condensed interim consolidated financial statements, consisted of mainly higher stock-based compensation costs, directors’ fees and associated costs and office expenses.

The costs of exploration and evaluation assets are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the quarter ended July 31, 2014, the Corporation performed impairment reviews of its exploration and evaluation assets and recorded $9,939 (2013 – $537,379) in impairment charges on its exploration and evaluation assets.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on exploration and evaluation assets totaled $956,335 for the quarter ended July 31, 2014 (2013 – $3,332,598) and consisted of $935,931 (2013 – $3,284,846) in exploration expenses; nil (2013 – $30,143) in acquisition costs; and $20,404 (2013 – $17,609) in stock-based compensation expense.

For the quarter ended July 31, 2014, finance income totaled $9,038 compared to $78,558 for the quarter ended July 31, 2013. The net decrease of $69,520 was as a result of the decrease in funds on deposit during the quarter ended July 31, 2014 as compared to the quarter ended July 31, 2013.

Finance expense related to the Loan Facility, as detailed in note 7 to the condensed interim consolidated financial statements, totaled $92,943 for the quarter ended July 31, 2014 (2013 – nil).

The Corporation has recognized its investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at July 31, 2014 and October 31, 2013, the fair value of the investments held for trading was $1,900 resulting in an unrealized loss on investments held for trading of $250 compared to an unrealized loss on investments held for trading of $1,000 for the quarter ended July 31, 2013.

Nine-month period ended July 31, 2014 compared with the nine-month period ended July 31, 2013

Expenses for the nine-month period ended July 31, 2014, as detailed in the Interim Consolidated Statements of Comprehensive Loss, totaled $2,492,270 as compared to $3,341,940 for the nine-month period ended July 31, 2013.

For the nine-month period ended July 31, 2014, the Corporation reported a net loss of $2,408,670 as compared to a net loss of $3,147,639 for the nine-month period ended July 31, 2013. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, investor relations and administration expenses totaled $2,345,771 (2013 – $2,560,607). The decrease of $214,836 related to the following variations:

•

Investor relations expenses totaled $750,061 compared to $1,187,754 for the nine-month period ended July 31, 2013. The main components of this net decrease of $437,693, as detailed in note 6 to the condensed interim consolidated financial statements related mainly to higher printing and filing costs and listing and stock transfer fees offset by significant reductions in expenses related to the costs associated with the annual meeting, advertising and promotion, and salaries and other employee benefits.

•

Administration expenses increased by $222,814 to $1,207,330 for the nine-month period ended July 31, 2014 (2013 – $984,516). The main components of this variation, as detailed in note 6 to the condensed interim consolidated financial statements, consisted of higher stock-based compensation costs and directors’ fees and associated costs offset by reductions in office expenses, recruitment and travel costs, IT services and repairs and maintenance expenses.

The costs of exploration and evaluation assets are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the nine-month period ended July 31, 2014, the Corporation performed impairment reviews of its exploration and evaluation assets and recorded $146,499 (2013 – $781,333) in impairment charges on its exploration and evaluation assets.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on exploration and evaluation assets totaled $6,093,457 for the nine-month period ended July 31, 2014 (2013 – $13,749,392) and consisted of $5,996,464 (2013 – $13,556,022) in exploration expenses; nil (2013 – $85,255) in acquisition costs; and $96,993 (2013 – $108,115) in stock-based compensation expense.

The Corporation is entitled to refundable tax credits on qualified expenditures. The refundable tax credits have been applied against the exploration and evaluation assets when such expenditures are incurred provided that the Corporation has reasonable assurance those credits will be realized.

Management judgment is applied in determining whether the mining exploration expenses are eligible for claiming such credits. Those benefits are recognized when the Corporation estimates that it has reasonable assurance that the tax credits will be realized. Adjustments to estimated tax credits receivable, if any, are recorded against exploration and evaluation assets.

During the nine-month period ended July 31, 2014, management revised the estimated tax credits receivable and reduced them by $1,285,000 with a corresponding increase in exploration and evaluation assets based on the eligibility of such credits. The reduction in the estimated tax credits receivable follows preliminary communications between management and representatives of Revenu Québec and relates in large part to whether expenses incurred by the Corporation in fiscal years 2012 and 2013 for bench-scale testing, product testing, metallurgical testwork and pilot plant testing are qualified expenditures.

For the nine-month period ended July 31, 2014, finance income totaled $34,702 compared to $202,551 for the nine-month period ended July 31, 2013. The net decrease of $167,849 was as a result of the decrease in funds on deposit during the nine-month period ended July 31, 2014 as compared to the nine-month period ended July 31, 2013.

Finance expense related to the Loan Facility, as detailed in note 7 to the condensed interim consolidated financial statements, totaled $161,741 for the nine-month period ended July 31, 2014 (2013 – nil).

The Corporation has recognized its investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at July 31, 2014 and October 31, 2013, the fair value of the investments held for trading was $1,900 and $1,600 respectively. The corresponding unrealized gain on investments held for trading was $300 compared to an unrealized loss of $8,250 for the nine-month period month period ended July 31, 2013.

Liquidity and Capital Resources

Given that the Corporation’s operations are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates to current liquidity, solvency, and planned property expenditures. The Corporation’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can develop its Strange Lake ore deposit and discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity and quality of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The economic value of any mineralization discovered by the Corporation is largely dependent on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.

The Corporation’s main sources of short-term and long-term funding are debt and equity markets, private placements and outstanding warrants and options.

The Corporation’s current cash resources are insufficient to cover budgeted expenditures in fiscal 2014 and additional financing will be required to fund the Feasibility Study and forecast development and operating costs as detailed in note 1 to the condensed interim consolidated financial statements. Management has conducted a comprehensive rationalization of current and planned expenditures and has implemented a series of cost saving measures to reduce and control the professional fees, investor relations and administration expenses. Quest has also identified numerous efficiency and operational improvements to the base case assumptions presented in the Prefeasibility Study which will reduce project capital and operating costs, lessen product supply risks and simplify the process plant design. These improvements will be evaluated in the Feasibility Study work to be initiated in 2014.

On July 17, 2014, the Corporation completed a short-form prospectus offering by issuing 11,025,485 units at a price of $0.27, for gross proceeds of $2,976,881 of which $2,150,926 was allocated to common shares and $825,955 to warrants based on relative fair value (note 8 (c)). Each unit was comprised of one common share and one common share purchase warrant. Each warrant entitles its holder to purchase one additional common share at a price of $0.40 until July 17, 2017. The units separated into common shares and warrants immediately after the closing and the warrants commenced trading on the Toronto Stock Exchange (TSX) under the stock symbol “QRM.WT”.

Further, on July 17, 2014, the Corporation issued 613,008 broker compensation units. entitling holders to purchase units of the Corporation at a price of $0.27 per unit at any time until July 17, 2016. Each unit comprises one common share of the Corporation and one common share purchase warrant. Each common share purchase warrant would entitle its holder to purchase one additional common share of the Corporation at a price of $0.40 per share until July 17, 2017. The total fair value of broker compensation units was $121,989, allocated to contributed surplus.

In connection with this financing, the Corporation paid cash commissions to agents of $165,512, issued broker compensation units of $121,989 and incurred other professional fees and expenses of $718,015 for a total of $1,005,516 which has been prorated between the share capital and warrants of $726,528 and $278,988 respectively.

As at September 8, 2014, none of the broker compensation units issued had been exercised.

Going Concern Uncertainty

Our condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operation. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

To date, the Corporation has not earned significant revenue and is considered to be in the exploration and development stage.

The investment in, and expenditures on, exploration and evaluation assets comprise a significant portion of the Corporation’s assets. Mineral exploration and development is highly speculative and involves inherent risks. Realization of the Corporation’s investment in these assets is dependent upon the renewed legal ownership of the licenses, and whether an economically viable operation can be established.

The Corporation’s ability to continue as a going concern is dependent on being able to obtain the necessary financing to satisfy its liabilities as they become due. There can be no assurance that management will be successful in securing adequate financing. In addition, while the Corporation’s development activities in relation to its Strange Lake project look promising, there can be no assurance that the results of its planned Feasibility Study will confirm the existence of economically viable quantities of ore or that the project will ultimately go into production.

The Corporation reported a net loss and total comprehensive loss in the nine-month period ended July 31, 2014 and the year ended October 31, 2013 of $2,408,670 and $3,981,889 respectively. These recurring losses and the need for continued financing to further successful exploration and development activities indicate the existence of a material uncertainty that raises substantial doubt as to the Corporation’s ability to continue as a going concern.

Our condensed interim consolidated financial statements do not give effect to any adjustments to the carrying values and classifications of assets and liabilities that might be necessary, if the Corporation is unable to continue as a going concern. Such adjustments could be material.

Loan Facility

The Corporation is entitled to receive Québec Resource Tax Credits (“QRTC”) at the rate of 38.75% of certain eligible exploration expenditures incurred in Québec.

In order to monetize the QRTC for the year ended October 31, 2012, the Corporation entered into a loan facility with Investissement Québec (“the Loan Facility”) on September 11, 2013 under which the Corporation can borrow up to $4,339,000, representing a proportion of the estimated 2012 QRTC. The loan facility was extended on May 5, 2014. Amounts drawn down under the Loan Facility must be repaid on the earlier of November 30, 2014 or upon collection of the 2012 QRTC, which were assigned to Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5% (October 31, 2013 – prime plus 5.5%). The Corporation has provided security to Investissement Québec by way of an irrevocable letter of credit in the amount of $150,000 secured by a redeemable term deposit recorded as cash and cash equivalents at July 31, 2014, a deed of hypothec in the amount of $4,339,000 and an additional hypothec in the amount of $868,000 over its present and future QRTC claims and its accounts receivable, as well as a first ranking hypothec on the Corporation’s present and future tax credits.

As at both July 31, 2014 and September 8, 2014, $4,338,793 had been drawn down pursuant to this Loan Facility.

The Loan Facility contains certain financial and non-financial covenants which were met as at July 31, 2014.

Nine-month period ended July 31, 2014 compared with the nine-month period ended July 31, 2013

As at July 31, 2014, the Corporation had cash and cash equivalents of $3,617,412 (2013 – $11,230,797) and $1,900 (2013 – $1,500) invested in Canadian equity securities pursuant to mining property agreements. The investment in cash which comprises most of Quest’s invested capital, presents no significant risk.

As at July 31, 2014, the Corporation’s remaining exploration expenditures pursuant to flow-through share arrangements amounted to $372,136 (October 31, 2013 – $1,953,855).

The Corporation has no long-term borrowings.

During the nine-month period ended July 31, 2014, the Corporation raised cash of $31,667 from the exercise of stock options (2013 – $12,000).

Outstanding Share Data

As at September 8, 2014, there were 78,579,196 common shares, stock options in respect of 4,214,167 common shares, 325,000 deferred share units, 110,000 restricted share units and 11,531,485 warrants, 203,094 broker compensation options and 613,008 broker compensation units outstanding.

Commitments

On November 5, 2013, QTM entered into an option agreement with La Société du Parc Industriel et Portuaire de Bécancour (the “Agreement”). Under the Agreement, QTM has the right to purchase land in the Bécancour Port industrial site to build a processing facility for the ore from Strange Lake. The option is for a period of one year and can be extended by QTM for up to an additional three years to November 2017 in five increments of six months each. QTM can cancel the Agreement at any time.

Payments made under the Agreement may be offset and deducted against the eventual purchase price once the option is exercised. QTM therefore has capitalized the option payments as they are made until such time as either its option is exercised, cancelled or allowed to lapse by the Corporation.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Related Party Transactions

All of the following related party transactions were in the normal course of operations and were measured at the exchange amounts.

The Corporation retains the services of certain directors of the Corporation to carry out professional activities. During the three and nine-month periods ended July 31, 2014, the total amount charged for professional services by directors of the Corporation and recorded in exploration and evaluation assets was $18,750 and $56,250 respectively (2013 – $18,750 and $56,250 respectively).

During the three and nine-month periods ended July 31, 2014, the Corporation incurred fees to law firms of which an officer and director of the Corporation is a partner. For the three-month period ended July 31, 2014, the total amount for such services provided was $187,293, of which $10,391 was recorded in professional fees, $176,887 was recorded in issue costs and $15 was recorded in exploration and evaluation assets (2013 – $59,745, $62,767 and $21,195 respectively). For the nine-month period ended July 31, 2014, the total amount for such services provided was $386,798, of which $117,852 was recorded in professional fees, $19,892 was recorded in investor relations, $237,532 was recorded in issue costs and $11,522 was recorded in exploration and evaluation assets (2013 – $177,489, $19,585, $62,767 and $185,861 respectively). As at July 31, 2014, an amount of $248,535 (October 31, 2013 – $52,731) owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

Excluding the amounts reported above, during the three and nine-month periods ended July 31, 2014 and 2013, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	Three-month period ended July 31		Nine-month period ended July 31
	2014	2013	2014	2013
	$	$	$	$
Salaries and employee benefits	199,460	160,749	602,036	521,977
Directors’ fees	60,000	53,750	167,500	161,250
Stock compensation	70,205	12,164	215,206	22,832

	329,665	226,663	984,742	706,059

Financial Instruments

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. The Corporation has relied primarily on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital, use its Loan Facility and raise additional funds as needed. The Corporation has not paid any dividends. As well, other than those reported in note 7 to the condensed interim consolidated financial statements, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual to which it is subject.

The Corporation’s financial instruments consist of cash and cash equivalents, investments, accounts payable and accrued liabilities and loans payable.

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

The Corporation is not exposed to any significant credit risk as at July 31, 2014. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly-liquid investments.

As at July 31, 2014, the Corporation had a total of $3,617,412 in cash and cash equivalents. The Corporation manages liquidity risk through the management of its capital structure.

The Corporation has a loan facility with Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5%. In addition, the Corporation’s cash and cash equivalents carry interest and therefore, the Corporation is exposed to a variation of interest rates on amounts earned and payable. Based on the amounts drawn down on its loan facility and its exposures to cash and cash equivalents as at July 31, 2014 and assuming that all other variables remain constant, an increase or decrease of 100 basis points of the interest rate during the quarter would result in a decrease or increase of $180 respectively in comprehensive loss before income taxes.

The rates as at July 31, 2014 for Canadian and U.S. funds ranged from 1.20%-1.50% (October 31, 2013 – range of 1.20%-1.50%) and 0.10% (October 31, 2013 – 0.10%), respectively. The rate as at July 31, 2014 for the Corporation’s loan from Investissement Québec was 8.5% (October 31, 2013 – 8.5%).

Critical Accounting Estimates

The Corporation’s condensed interim consolidated financial statements include estimates and assumptions made by management. Actual results may vary from these estimates. Critical accounting estimates are discussed under Note 2 of the consolidated financial statements for the year ended October 31, 2013.

Changes in Significant Accounting Policies

The Corporation’s significant accounting policies are disclosed under the note 3 of the consolidated financial statements for the year ended October 31, 2013. As a result of adoption of new IFRS standards noted below, there have been no changes in the Corporation’s significant accounting policies during the quarter ended July 31, 2014.

Adoption of new standards

IAS 1 Presentation of Financial Statements – Components of Other Comprehensive Income

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or “recycled”) to profit or loss at a future point in time would be presented separately from items that will never be reclassified such as remeasurement gain (loss) on employee benefits. The Corporation adopted IAS 1 on November 1, 2013 and the amendment affects presentation only and therefore had no impact on the Corporation’s condensed interim consolidated financial statements.

IAS 1 Clarification of the Requirement for Comparative Information (Amendment)

The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the consolidated financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntary comparative information does not need to be presented in a complete set of financial statements.

IFRS 10 Consolidated Financial Statements

IFRS 10 establishes a single control model that applies to all entities including structured entities. IFRS 10 replaces the parts of previously existing IAS 27, Consolidated and Separate Financial Statements, that dealt with consolidated financial statements and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changed the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: a) an investor has power over the investee; b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. The Corporation adopted IFRS 10 on November 1, 2013 and it did not have any impact on the Corporation’s condensed interim consolidated financial statements.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The Corporation adopted IFRS 11 on November 1, 2013 and it did not have any impact on the Corporation’s condensed interim consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and structured entities. The Corporation adopted IFRS 12 on November 1, 2013. None of these disclosures requirements are applicable for condensed interim consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, in the absence of such events, the Corporation has not made such disclosures.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. IFRS 13 also defines fair value as an exit price and also requires additional disclosures. The Corporation adopted IFRS 13 on November 1, 2013 and the application of IFRS 13 has not impacted the fair value measurements of the Corporation. See Note 10 for required disclosures.

New standards issued but not yet effective

IFRS 9 Financial Instruments

In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on November 1, 2018 for the Corporation with earlier application permitted. The Corporation is currently evaluating the impact of this standard on its consolidated financial statements.

Risk Factors

Resource exploration and development is a highly speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risk, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

The Corporation has not generated any revenues since its incorporation. The Corporation’s plan of operations involves the implementation and execution of exploration and development programs on its properties. There is no assurance that these exploration and development activities will result in the establishment of commercially-exploitable mineral deposits on these properties. Even if commercially-exploitable mineral deposits are discovered, the Corporation may require substantial additional financing in order to carry out the full exploration and development of its properties before it is able to achieve revenues from sales of mineral resources that the Corporation is able to extract. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development plans.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may affect the Corporation’s ability to raise equity financing for its capital requirements.

Reference is made to the section of the Corporation’s 2013 Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.

Disclosure Controls and Internal Controls over Financial Reporting

Management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that all material information relating to the Corporation has been made known to them and has been properly disclosed in the Corporation’s annual and interim filings and other reports filed or submitted under applicable Canadian and United States securities laws.

Management of the Corporation, with the participation of the CEO and the CFO, has evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures as at October 31, 2013. Based on this evaluation, the CEO and the CFO have concluded that the Corporation’s disclosure controls and procedures were effective as of October 31, 2013 to provide reasonable assurance that information required to be disclosed in the Corporation’s annual filings and other reports filed or submitted were recorded, processed, summarized and reported within the time period specified in those rules.

An evaluation, under management supervision, was carried out on the effectiveness of the Corporation’s internal control over financial reporting as at October 31, 2013 using the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2013.

There have been no changes in the Corporation’s design of internal controls over financial reporting during the quarter ended July 31, 2014 that materially affected, or are reasonably likely to affect, the Corporation’s internal control over financial reporting.

Presentation of Mineral Reserve and Resource Information

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“Nl 43-101”). Nl 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including Nl 43-101, differ significantly from the requirements of the SEC and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in-place tonnage and grade without reference to unit measures. The requirements of Nl 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Quest in compliance with Nl 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Other Information

Additional information on the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar and on the Corporation’s website at www.questrareminerals.com.